RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

[redacted]

03037625

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

20 November 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING RECEIVED NOV 2 4 2003 WASH. D.C. 158 SECTION

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the Third Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the third quarter ended 30 September 2003 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 11/26

bcc. Citibank N.A. New York
Depositary Receipts Services
111, Wall Street
20th Fl/Zone 7
New York, NY 10005
United States of America

Attention: Ms Emi Mak

Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

Attention : Mr Lloyd Frank, Esq

Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14-02 Caltex House
Singapore 048622

Attention: Mr John Holton

Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **20-11-2003 04:08:19 PM**
Reference No **RW-031120-CB356**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **RESORTS WORLD BHD**
* Stock name : **RESORTS**
* Stock code : **4715**
* Contact person : **TAN WOOI MENG**
* Designation : **GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **30-09-2003**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **31-12-2003**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

RWB-ANNOUNCEMENT.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-09-2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30-09-2003	30-09-2002	30-09-2003	30-09-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	671,476	651,290	1,976,442	2,070,164
2	Profit/(loss) before tax	308,391	269,416	626,232	767,821

3	Profit/(loss) after tax and minority interest	256,202	196,112	450,864	548,106
4	Net profit/(loss) for the period	256,202	196,112	450,864	548,106
5	Basic earnings/(loss) per share (sen)	23.46	17.96	41.29	50.20
6	Dividend per share (sen)	0.00	0.00	8.50	8.50

		AS AT END OF CURRENT QUARTER *	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	3.7400	3.4500

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30-09-2003	30-09-2002	30-09-2003	30-09-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	246,312	222,261	646,827	692,534
2	Gross interest income	4,339	5,335	15,355	11,662
3	Gross interest expense	14,989	23,016	57,835	69,416

Note: The above information is for the Exchange internal use only.

RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

THIRD QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 30 September 2003. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2003

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	30.9.2003	30.9.2002	30.9.2003	30.9.2002
	RM'000	RM'000	RM'000	RM'000
Revenue	**671,476**	651,290	**1,976,442**	2,070,164
Cost of sales	**(387,529)**	(386,624)	**(1,195,559)**	(1,257,721)
Gross profit	**283,947**	264,666	**780,883**	812,443
Other income	**8,919**	8,393	**24,694**	19,011
Other expenses	**(46,554)**	(50,798)	**(158,750)**	(138,920)
Profit from operations	**246,312**	222,261	**646,827**	692,534
Finance cost	**(14,989)**	(23,016)	**(57,930)**	(69,559)
Share of results of associated company	**77,068**	70,171	**37,335**	113,714
Gain on dilution of investment in associated company	**-**	-	**-**	31,132
Profit from ordinary activities before taxation	**308,391**	269,416	**626,232**	767,821
Taxation	**(52,280)**	(73,401)	**(175,653)**	(220,005)
Profit from ordinary activities after taxation	**256,111**	196,015	**450,579**	547,816

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding Period
	30.9.2003	30.9.2002	30.9.2003	30.9.2002
	RM'000	RM'000	RM'000	RM'000
Minority shareholders' interest	**91**	97	**285**	290
Net profit for the period	**256,202**	196,112	**450,864**	548,106
Basic earnings per share (sen)	**23.46**	17.96	**41.29**	50.20
Diluted earnings per share (sen)	**23.46**	N/A	**41.29**	N/A

N/A: Not Applicable

(The Condensed Consolidated Income Statements should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2002.)

CONDENSED CONSOLIDATED BALANCE SHEET

	Unaudited As at end of current period 30.9.2003 RM'000	Audited As at preceding financial year end 31.12.2002 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	**3,233,867**	3,226,098
Real property assets	**201,197**	201,197
Associated company	**1,985,078**	1,910,393
Other long term assets	**16,989**	17,055
CURRENT ASSETS		
Inventories	**40,992**	41,892
Trade and other receivables	**88,789**	90,069
Amount due from other related companies	**6,681**	5,614
Amount due from associated company	**545**	480
Short term investments	**223,509**	419,809
Bank balances and deposits	**333,813**	366,818
	694,329	924,682
LESS CURRENT LIABILITIES		
Trade and other payables	**299,437**	303,999
Amount due to holding company	**7,554**	12,842
Amount due to other related companies	**38,041**	32,694
Short term borrowings	**-**	473,699
Taxation	**198,144**	240,832
Dividend payable	**66,821**	-
	609,997	1,064,066
NET CURRENT ASSETS / (LIABILITIES)	**84,332**	(139,384)
	5,521,463	5,215,359
SHARE CAPITAL	**545,922**	545,922
RESERVES	**3,539,732**	3,223,448
SHAREHOLDERS' EQUITY	**4,085,654**	3,769,370
MINORITY INTERESTS	**9,392**	9,677
LONG TERM LIABILITIES		
Long term borrowings	**809,400**	809,400
Loan from holding company	**371,870**	371,870
Other long term liabilities	**134,507**	144,915
Deferred taxation	**110,640**	110,127
TOTAL LONG TERM LIABILITIES	**1,426,417**	1,436,312
	5,521,463	5,215,359
NET TANGIBLE ASSETS PER SHARE (RM)	**3.74**	3.45

(The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2002.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2003

	← Non-Distributable	→		Distributable	
	Share Capital RM'000	**Share Premium RM'000**	**Other Reserves RM'000**	**Unappropriated Profit RM'000**	**Total RM'000**
Balance at 1 January 2002					
As previously reported	545,922	33,333	4,429	2,728,905	3,312,589
Prior period adjustment – Effect of deferred tax on adoption of MASB 25	-	-	-	(55,463)	(55,463)
As restated	545,922	33,333	4,429	2,673,442	3,257,126
Net profit for the financial period	-	-	-	548,106	548,106
Appropriation:					
Final dividend paid for the financial year ended 31 December 2001 (8.0 sen less 28% income tax)	-	-	-	(62,890)	(62,890)
Interim dividend declared for the current financial year ended 31 December 2002 (8.5 sen less 28% income tax)	-	-	-	(66,821)	(66,821)
Other movement during the period	-	-	(1,529)	-	(1,529)
Balance at 30 September 2002	**545,922**	**33,333**	**2,900**	**3,091,837**	**3,673,992**
Balance at 1 January 2003					
As previously reported	545,922	33,333	3,030	3,241,828	3,824,113
Prior period adjustment – Effect of deferred tax on adoption of MASB 25	-	-	-	(54,743)	(54,743)
As restated	545,922	33,333	3,030	3,187,085	3,769,370
Net profit for the financial period	-	-	-	450,864	450,864
Appropriation:					
Final dividend paid for the financial year ended 31 December 2002 (9.0 sen less 28% income tax)	-	-	-	(70,751)	(70,751)
Interim dividend declared for the current financial year ending 31 December 2003 (8.5 sen less 28% income tax)	-	-	-	(66,821)	(66,821)
Other movement during the period	-	-	2,992	-	2,992
Balance at 30 September 2003	**545,922**	**33,333**	**6,022**	**3,500,377**	**4,085,654**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2002.)

RESORTS WORLD BHD

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2003

	Unaudited Current Year-To-Date 30.09.2003 RM'000	Unaudited Current Year-To-Date 30.09.2002 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit after minority interests but before taxation	**626,517**	768,111
Adjustments for:		
Depreciation of property, plant and equipment	**147,988**	151,988
Interest expense	**57,835**	69,416
Interest income	**(15,355)**	(11,662)
Share of results of associated company	**(37,335)**	(113,714)
Goodwill written off	**2,169**	-
Gain on dilution of investment in associated company	**-**	(31,132)
(Gain) / loss on disposal of short term investment	**(5,434)**	3,124
Allowances / (write back) of diminution in value of short term investments	**2,557**	(3,071)
(Net write back) / provision for retirement gratuities	**(13,074)**	16,316
Allowance for doubtful debts	**5,841**	45
Other non-cash items and adjustments	**820**	3,080
	146,012	84,390
Operating profit before working capital changes	**772,529**	852,501
Net change in current assets	**(4,075)**	(21,949)
Net change in current liabilities	**20,978**	(34,375)
	16,903	(56,324)
Cash generated from operations	**789,432**	796,177
Net tax paid	**(213,898)**	(185,113)
Other net operating receipts	**2,514**	3,355
	(211,384)	(181,758)
Net Cash From Operating Activities	**578,048**	614,419
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	**(176,175)**	(172,074)
Investment in associated company	**(38,202)**	(53)
Other investments	**40,357**	62,666
Net Cash Used In Investing Activities	**(174,020)**	(109,461)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid	**(70,751)**	(62,890)
Interest paid	**(61,053)**	(67,049)
Repayment of term loan	**(473,699)**	(96,000)
Net Cash Used In Financing Activities	**(605,503)**	(225,939)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	**(201,475)**	279,019
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	**750,900**	434,793
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**549,425**	713,812

ANALYSIS OF CASH AND CASH EQUIVALENTS

Bank balances and deposits	**333,813**	389,351
Money market instruments (included in short term investments)	**215,612**	324,461
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**549,425**	713,812

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the financial year ended 31 December 2002.)

Part I : Compliance with Malaysia Accounting Standard Board 26 ("MASB 26") "Interim Financial Reporting"

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with MASB 26 "Interim Financial reporting" and Paragraph 9.22 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the year ended 31 December 2002. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the year ended 31 December 2002 as well as new approved accounting standards which are effective and applicable for the current financial year.

Consequently, in compliance with MASB 25-Income Taxes, deferred tax liabilities and/or assets are recognised for all temporary differences and this has been applied retrospectively by the Group. However, deferred tax assets are recognised only when it is probable that taxable profits will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised.

The effects of the implementation of MASB 25, which has been applied retrospectively, are summarised below:

i) Impact on Balance Sheet:

Balances as at 31 December 2002:	**As previously reported RM'000**	**Prior period adjustment RM'000**	**As restated RM'000**
Reserves:			
- Unappropriated profit	3,241,828	(54,743)	3,187,085
Long term liabilities:			
- Deferred taxation	55,384	54,743	110,127

The above restatement of the Group's reserves at the beginning of the year has the effect of reducing the Net Tangible Assets per share from RM3.50 as previously reported to RM3.45.

ii) Impact on Income Statement:

Individual quarter and cumulative period to 30 September 2002:	**As previously reported**	**Prior period adjustment**	**As restated**
Taxation (RM'000)			
- Preceding year quarter	73,581	(180)	73,401
- Preceding year-to-date	220,545	(540)	220,005
Basic Earnings per share (sen)			
- Preceding year quarter	17.95	0.01	17.96
- Preceding year-to-date	50.15	0.05	50.20

b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2002 was not qualified.

c) ***Seasonal or Cyclical Factors***

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) ***Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow***

There has not arisen in the current financial year-to-date of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

e) ***Material Changes in Estimates***

There were no major changes in estimates of amounts reported in prior interim periods of the current financial period or that of prior financial years.

f) ***Changes in Debt and Equity Securities***

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current financial year-to-date.

g) ***Dividend Paid***

Dividends paid for the current financial year-to-date are as follows :

	RM'000
Final dividend paid on 30 July 2003 for the year ended 31 December 2002: 9.0 sen less 28% tax per ordinary share of RM0.50 each	70,751

h) ***Segment Information***

Segment analysis for the financial period ended 30 September 2003 is set out below:

	Leisure & Hospitality RM' 000	Properties RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	1,929,189	4,823	42,430	-	1,976,442
Inter segment	664	4,861	25,869	(31,394)	-
	1,929,853	9,684	68,299	(31,394)	1,976,442
Results					
Segment profit	628,041	1,884	1,547		631,472
Interest income					15,355
Finance cost					(57,930)
Share of results of associated company	37,335				37,335
Profit from ordinary activities before taxation					626,232
Taxation					(175,653)
Profit from ordinary activities after taxation					450,579
Minority shareholders' interest					285
Net profit for the period					450,864

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2002.

j) Material Events Subsequent to the end of Financial Period

Material events subsequent to the interim reporting date as at 30 September 2003:

(i) Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company, has on 16 October 2003 given a letter of undertaking to Star Cruises Limited ("SCL"), a 34.99% associated company to provide an irrevocable undertaking to SCL to subscribe for its entire proportionate entitlement pursuant to SCL's Rights Issue ("the Undertaking"). The proportionate entitlement under the Undertaking involves the subscription of up to a total of 121,184,054 new ordinary shares of US$0.10 each at the subscription price of HK$2.25 per share costing a total of HK$272,664,100.

(ii) RWL has also on 16 October 2003 entered into a sub-underwriting arrangement with JP Morgan Securities Limited to sub-underwrite the public portion of SCL's Rights Issue ("the Sub-underwriting"). The Sub-underwriting will earn a commission of 1% of the total subscription value of the public portion of SCL's Rights Issue. The public portion involves the subscription of up to 52,175,378 ordinary shares of US$0.10 each at the subscription price of HK$2.25 per share which amounts to HK$117,394,600.

Assuming that the whole of the public portion of the rights entitlement is not taken up but is subscribed by RWL pursuant to the sub-underwriting arrangement, the Undertaking and Sub-underwriting will result in RWL subscribing for up to 173,359,432 ordinary shares of US$0.10 each in SCL for HK$390,058,700.

The Undertaking and Sub-underwriting arrangements are expected to be completed by the end of 2003.

k) Changes in the Composition of the Group

There have been no material changes in the composition of the Group for the current financial year-to-date.

l) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2002.

m) Capital Commitments

Capital commitments not provided for in the financial statements as at 30 September 2003 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	237,619
- not contracted	268,050
	505,669

ADDITIONAL INFORMATION REQUIRED BY THE LISTING REQUIREMENTS OF THE KUALA LUMPUR STOCK EXCHANGE - THIRD QUARTER ENDED 30 SEPTEMBER 2003

Part II : Compliance with Appendix 9B of the Listing Requirements

1) Review of Performance

	INDIVIDUAL QUARTER			PRECEDING QUARTER		FINANCIAL YEAR TO DATE		
	3Q2003 RM'Mil	3Q2002 RM'Mil	% +/-	2Q2003 RM'Mil	% +/-	2003 RM'Mil	2002 RM'Mil	% +/-
Revenue								
Leisure & Hospitality	**667.2**	647.7	*+3*	574.9	*+16*	**1,929.2**	1,981.6	*-3*
Properties	**1.7**	1.6	*+6*	1.4	*+21*	**4.8**	4.9	*-2*
Proceeds from sale of quoted shares	**0.0**	-	*+100*	30.7	*-100*	**30.7**	77.7	*-60*
Others	**2.5**	2.0	*+25*	7.2	*-65*	**11.7**	6.0	*+95*
	671.4	651.3	*+3*	614.2	*+9*	**1,976.4**	2,070.2	*-5*
Profit Before Tax								
Leisure & Hospitality	**241.5**	210.0	*+15*	177.1	*+36*	**628.0**	676.1	*-7*
Properties	**0.5**	1.6	*-69*	0.6	*-17*	**1.9**	3.5	*-46*
Others	**(0.1)**	5.3	*->100*	4.0	*->100*	**1.5**	1.3	*+15*
	241.9	216.9	*+12*	181.7	*+33*	**631.4**	680.9	*-7*
Interest income	**4.4**	5.4	*-19*	5.1	*-14*	**15.4**	11.7	*+32*
Finance cost	**(15.0)**	(23.1)	*+35*	(19.8)	*+24*	**(57.9)**	(69.6)	*+17*
Share of results of associated company	**77.1**	70.2	*+10*	(37.3)	*+>100*	**37.3**	113.7	*-67*
Gain on dilution of investment in associated company	**-**	-	-	-	-	**-**	31.1	*-100*
Profit before tax	**308.4**	269.4	*+14*	129.7	*+>100*	**626.2**	767.8	*-18*

The Group registered revenue of RM671.4 million and RM1,976.4 million for the current quarter and the nine months to 30 September 2003 respectively. This is an increase of 3% and decrease of 5% respectively compare to the previous year's corresponding periods' revenue.

The increase in the current quarter is mainly attributable to the better underlying performance in the leisure and hospitality segment as a result of the increase in visitor arrivals. The decrease in revenue for the nine months to 30 September 2003 is mainly due to the lower revenue from leisure and hospitality segment which was affected by the Severe Acute Respiratory Syndrome ("SARS") outbreak in the region during the second quarter of 2003 and the lower proceeds from sale of quoted shares in 2003.

The Group profit before tax for the current quarter and the nine months to 30 September 2003 is RM308.4 million and RM626.2 million respectively, representing an increase of 14% and decrease of 18% respectively compared to the previous year's corresponding periods.

The higher profit for the current quarter is mainly contributed by the leisure and hospitality segment. The lower profit for the nine months to 30 September 2003 is mainly due to the lower share of profit of Star Cruises Limited ("SCL"), an associated company, of RM37.3 million in 2003 compared to RM113.7 million in 2002. There was a gain arising on dilution of investment in SCL of RM31.1 million which arose in the first half of 2002. In addition, the leisure and hospitality segment recorded lower profit for the nine months to 30 September 2003. This is mainly due to the adverse effects of the SARS outbreak in the region during the second quarter of 2003 and higher donations of RM22.5 million made in the first quarter of 2003.

2) ***Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter***

The Group registered a profit before tax of RM308.4 million in the current quarter as compared to RM129.7 million in the preceding quarter.

The higher profit is mainly due to share of profit of SCL of RM77.1 million in the current quarter as compared to share of losses of RM37.3 million in the preceding quarter. Since the outbreak of SARS was under control by the end of second quarter of this year, the leisure and hospitality segment saw an improvement in visitor arrivals. This has contributed to the higher profit in the current quarter as compared to the preceding quarter which was adversely affected by the SARS outbreak.

3) Prospects

In line with the government's continual policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the remaining period of the year.

4) Variance of Actual Profit from Forecast Profit

The Group did not issue any profit forecast or profit guarantee for the year.

5) Taxation

Taxation charges for the current quarter and current financial year-to-date are as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Current Taxation		
Malaysian taxation	68,810	191,159
Foreign taxation	-	15
Deferred Taxation	(168)	678
	68,642	191,852
Share of tax in associated company	755	1,675
	69,397	193,527
(Over)/under provision in respect of prior years		
Income taxation	(17,430)	(17,708)
Deferred taxation	313	(166)
	52,280	175,653

The effective tax rate of the Group for the current quarter before the adjustment of taxation in respect of prior years, is lower than the statutory tax rate mainly due to the share of profit of an associated company which are mainly derived from income not subject to income tax.

The effective tax rate of the Group for the current financial year-to-date before the adjustment of taxation in respect of prior years, is higher than the statutory tax rate mainly due to the non-deductibility of certain expenses for tax purpose.

6) Profit on Sale of Unquoted Investments and/or Properties

The results for the current quarter and current financial year-to-date do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) *Quoted Securities other than Securities in Existing Subsidiary and Associated Companies*

(a) The dealings in quoted securities for the current quarter and financial year-to-date are as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Total purchases at cost	-	-
Total disposal proceeds	49	30,706
Total gain on disposals	48	5,434

(b) The details of the investments in quoted shares excluding associated company, as at 30 September 2003 are as set out below:

	RM'000
Total investments at cost	7,897
Total investments at book value	7,897
Total investments at market value	26,493

8) ***Status of Corporate Proposals Announced***

Please refer to Part I note (j) for corporate proposal on Resorts World Limited's participation in Star Cruises Limited ("SCL") Right Issue.

9) ***Group Borrowings and Debt Securities***

The details of the Group's borrowings are as set out below:

		As at 30 September 2003	
		Foreign currency '000	**RM Equivalent '000**
Long-term borrowings	Unsecured	USD 213,000	809,400
Long-term borrowing denominated in Ringgit Malaysia	Unsecured	-	371,870
			1,181,270

The borrowing denominated in Ringgit Malaysia represents loan from holding company, Genting Berhad.

10) ***Off Balance Sheet Financial Instruments***

As at 13 November 2003, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Dates	Expiry Dates
US Dollars	4,149	05/03/2003 to 10/11/2003	21/11/2003 to 26/04/2004

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) Singapore Dollar ("SGD") / US Dollar ("USD") Cross-Currency Swap ("CCS")

Euro Medium Term Notes ("Notes") of SGD100 million which were issued on 26 May 2000 matured on 26 May 2003.

The CCS agreements to convert the SGD Notes into a fixed rate USD liability and which were entered into on 26 May 2000 and 3 August 2000, terminated on 26 May 2003.

(c) USD Interest Rate Swap ("IRS")

(i) Notes for USD26 million which were issued on 16 June 2000 matured on 16 June 2003.

The IRS agreement to fix the interest rate payable on that tranche of the loan and which was entered into on 8 August 2000 terminated on 16 June 2003.

(ii) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Initial Contract Amounts USD '000	Outstanding Amounts USD '000
13 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
16 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
22 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
30 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
08 May 2002	25 July 2002	25/04/2005	10,000	10,000
08 May 2002	25 July 2002	25/04/2006	10,000	10,000
24 July 2003	25 October 2003	25/04/2005	30,000	30,000
24 July 2003	25 October 2003	25/04/2006	30,000	30,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

(iii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Contract Amounts USD '000
11 June 2003	27 May 2003	29/11/2004 to 27/11/2007	25,468

The Group intends to enter into further interest rate swaps to manage the group's exposure to interest rate fluctuations for the remaining portion of the loans amounting to USD27.5 million.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense. The underlying foreign currency liabilities, which have been effectively hedged by currency swap agreements, and designated as a hedge, were translated in the respective hedged currencies, at their contracted rates.

11) *Changes in Material Litigation*

There are no pending material litigations as at 13 November 2003.

12) *Dividend Proposed or Declared*

(a) No dividend has been proposed or declared for the current quarter ended 30 September 2003.

(b) Total dividend payable for the current financial year-to-date was an interim dividend of 8.5 sen per ordinary share of 50 sen each, less 28% tax and which was paid on 27 October 2003.

13) *Earnings per share ("EPS")*

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Net profit for the period (used as numerator for the computation of Basic and Diluted EPS)	256,202	450,864

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are:

	Current quarter Number of shares	Current financial year-to-date Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,091,843,334	1,091,843,334
Adjustment for share options granted under Tranche 2 of the New ESOS to executives	37,130	23,834
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,091,880,464	1,091,867,168

As at 30 September 2003, the Company has 100,000 and 14,027,000 unissued ordinary shares outstanding under the previous executive share option scheme ("previous ESOS") and the new executive share option scheme ("new ESOS") respectively. The previous ESOS was implemented on 26 September 1989 which expired on 25 September 1994, with options expiring on 22 September 2004 ("outstanding options"). The new ESOS became effective on 12 August 2002 for a duration of ten years expiring on 11 August 2012. The eligible executives of the Group who hold the outstanding options of the previous ESOS are allowed to participate in the new ESOS provided they surrender their outstanding options before the participation.

TAN SRI LIM GOH TONG
Chairman
RESORTS WORLD BHD

20 November 2003